                                                                 August 14, 1998

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, NW
Washington, DC  20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                                File No. 70-8791

Dear Sirs:

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, Columbia Energy Group ("Columbia"), hereby certifies that from April 1, 1998 through the last day of the quarter ended June 30, 1998, Columbia issued no shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.

                   Number of Shares Issued  Price of Shares Issued or
Date of Issuance     or Options Awarded       Option Exercise Price       Type of award
----------------     ------------------       ---------------------       -------------
      N/A                   N/A                       N/A                     N/A


                                         Very truly yours,

                                         COLUMBIA ENERGY GROUP


                                         By: /s/ J. W. Trost
                                             ---------------------------------
                                             J. W. Trost, Vice President